Valiant Eagle, Inc.

6320 Canoga Avenue, Suite 1564

Woodland Hills, CA  91367

August 8, 2022

Ryan Lichtenfels, Esq.

Staff Attorney

Office of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Valiant Eagle, Inc. Form 1-A Filed July 6, 2022 File No. 024-11526

Dear Mr. Lichtenfels,

On behalf of Valiant Eagle, Inc. (the “Company”), I am responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) contained in its letter dated August 3, 2022 (the “Comment Letter”), relating to the above referenced Offering Statement on Form 1-A (the “Offering Statement”). In this letter, the Staff’s comment is reproduced in italicized, bold type, followed by my response.

We note that you plan to offer $10 million under this offering statement, and we also note your disclosure in Item 4 of Form 1-A that you have sold approximately $2.6 million in the last twelve months ..  However, we note your June 2022 Form 1-A POS, which also offers $10 million.  Accordingly, it appears you are offering more than the $20 million limit for Regulation A Tier 1 offerings under Securities Act Rule 251(a)(1).  Please explain how this offering statement complies with Securities Act Rule 251(a)(1).

On June 3, 2022, the Company inadvertently filed Form 1-Z. On June 10, 2022, the Company subsequently filed a post-qualification amendment for the original Form 1-A that was qualified on June 10, 2021.

The Company later became aware of its error. The Company’s attorney spoke with the reviewing attorney at the SEC. Mr. Suares asked the attorney whether the Company should request withdrawal of the post-qualification amendment or should the Company file a Form 1-Z to terminate the offering.

The reviewing attorney informed Mr. Suares that the post-qualification offering was terminated and the Company should file a new 1-A. The reviewing attorney stated further that since the original offering that was qualified on June 10, 2021 was terminated by the filing on the Form1-Z, it wouldn’t be necessary to request withdrawal or terminate the new post-qualification amendment with a new 1-Z.

The Company filed a new 1-A on July 6, 2022. The Company has not sold any shares under the post-qualification offering.

The Company would like to qualify the offering as soon as possible. The Company is willing to file a Form 1-Z to terminate the post-qualification offering if necessary. The Company is also willing to reduce this offering to $7.4 million.

Sincerely,

/s/ Xavier Mitchell

Xavier Mitchell

Chief Executive Officer

Valiant Eagle, Inc.